Via Facsimile and U.S. Mail
Mail Stop 6010

December 21, 2006

Mr. Einar W. Sissener
Director and chairman of the Board
Alpharma, Inc.
One Executive Drive
Fort Lee, NJ 07024

Re: Alpharma, Inc.
Form 10-K for the Year Ended December 31, 2005
Filed March 16, 2006
File No. 001-08593

Dear Mr. Sissener:

We have limited our review of the above filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Conditions and Results of Operations

Results of Continuing Operations 2005 vs. 2004

1. Please explain to us why you did not include a discussion of the material impact that the operations that you discontinued in these reporting periods had on your financial position.

Critical Accounting Policies

Revenue Recognition

2. We believe that your disclosure related to estimates of items that reduce gross revenue such as product returns, chargebacks, customer rebates and other discounts and allowances could be improved as follows, please provide us the following in disclosure-type format:

   a) Disclose the nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.

   b) Disclose the factors that you consider in estimating each accrual such as historical return of products, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products.

   c) To the extent that information you consider in b) is quantifiable, disclose both quantitative and qualitative information and discuss to what extent information is from external sources (e.g., end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand). For example, in discussing your estimate of product that may be returned, consider disclosing and discussing, preferably by product and in tabular format, the total amount of product (in sales dollars) that could potentially be returned as of the balance sheet date and disaggregated by expiration period.

   d) If applicable, discuss any shipments made as a result of incentives and/or in excess of your customer's ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.

   e) A roll forward of the liability for each estimate for each period presented showing the following:
      • Beginning balance,
      • Current provision related to sales made in current period,
      • Current provision related to sales made in prior periods,
      • Actual returns or credits in current period related to sales made in current period,
      • Actual returns or credits in current period related to sales made in prior periods, and
      • Ending balance.

   f) In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue (i.e. product returns, chargebacks, customer rebates and other discounts and allowances) including the effect that changes in your estimates of these items had on your revenues and operations.

Employee Benefit Plans

3. In a disclosure-type format, please elaborate your current disclosure by identifying and describing the significant assumptions used in deriving your estimates. In addition, to the extent material, qualitatively and quantitatively discuss the financial impact a change in these assumptions have had in the past and the impact that the reasonably likely changes in these assumptions will have in the future. Furthermore, please clarify the type of modifications that is generally recorded and amortized over the future periods.

Consolidated Financial Statements

9. Goodwill and Intangible Assets

4. Please explain to us why you failed to include the goodwill associated with your discontinued operations in this note. We note that you incurred a significant write-down associated with the goodwill of these operations in 2004, but there is very limited discussion of this fact. We also note that in the periods preceding this write-down in the fourth quarter of 2004, there was very little discussion of the fact that this goodwill might be impaired. Please explain to us why you apparently did not include disclosure related to these points.

12. Income Taxes

5. Please provide to us in disclosure type format a more detailed discussion of the facts and circumstances that led you to determine that it was more likely than not that you would not utilize your deferred tax assets during the year ended December 31, 2004 only to reevaluate and reverse this decision in the next year. Include the specific indicators in both periods and what changed between periods to lead you to this determination.

* * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kei Ino, Staff Accountant, at (202) 551-3659 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the comments. Please contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant